BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS
HELD ON FEBRUARY 25, 2021

1.           Date, Time and Place: Meeting held on February 25, 2021, at 10:00 a.m., by videoconference.

2.           Summons and Presence: Summons waived considering the presence of the totality of members of the Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Mrs. Flávia Buarque de Almeida (“Mrs. Flávia Almeida”), Mr. José Luiz Osório de Almeida Filho (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Ivandré Montiel da Silva (“Sr. Ivandré Montiel”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”), Mrs. Flavia Maria Bittencourt (“Sra. Flavia Bittencourt”) and Mr. Marcelo Feriozzi Bacci (“Sr. Marcelo Bacci”).

3.           Presiding Board: Chairman: Pedro Parente. Secretary: Carlos Eduardo de Castro Neves.

4.           Agenda: (i) Amendment of the Internal Bylaws of the Audit and Integrity Committee and adequacy to the Company's Bylaws; (ii) Approval of the Financial Statements for 2020 Fiscal Year; (iii) Opinion of the Audit and Integrity Committee regarding the Financial Statements for 2020 Fiscal Year; (iv) Opinion of KPMG regarding the Financial Statements for 2020 Fiscal Year; and (v) Opinion of the Fiscal Council regarding the Financial Statements for 2020 Fiscal Year.

5.           Resolutions: The members approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matter was discussed, and the following resolutions were taken:

5.1.      Amendment of the Internal Bylaws of the Audit and Integrity Committee and adequacy to the Company's Bylaws: The members of the Board of Directors, pursuant to Article 23, items (xxii) and (xxvi) of the Bylaws, unanimously approved, considering a favorable recommendation from the Audit and Integrity Committee (“CAI”) and from the Committee of People, Governance, Organization and Culture, an amendment of the Internal Bylaws of the CAI and the respective proposal to amend Article 33 of the Company's Bylaws to adequate it with the changes implemented in said Internal Bylaws, which is subject to approval by the Company’s Extraordinary General Shareholders’ Meeting.

Page 1 of 3 Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on February 25, 2021.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 25, 2021

5.2.      Approval of the Financial Statements for 2020 Fiscal Year. According to article 23, (vi), of the Bylaws, the members of the Board of Directors have favorably expressed themselves about the submission of the management accounts and Financial Statements of the Company for the fiscal year ended on December 31, 2020, accompanied by the Management Report, Explanatory Notes, Opinions of the Independent Auditors and of the Fiscal Council and the Opinion of CAI (“DFs”), to be put before the Company’s Ordinary General Shareholders’ Meeting.

5.3.      Opinion of the Audit and Integrity Committee regarding the Financial Statements for 2020 Fiscal Year. The CAI, according to articles 31-D, item VI and 31-E, both from ICVM 509/2011, and article 33, paragraph 5th, of the Company’s Bylaws, has presented its annual report and, at the end of such presentation, its favorable opinion to the DFs.

5.4.      Opinion of KPMG regarding the Financial Statements for 2020 Fiscal Year. KPMG has presented its favorable opinion regarding the DFs, expressing, with no restrictions, that the DFs adequately present, in all relevant aspects, the equity and financial, individual and consolidated position of the Company on December 31, 2020, the individual and consolidated result of its operations and its respective individual and consolidated cash flows for the fiscal year ended 2020, according to the accounting practices adopted in Brazil and to the international financial reporting standards issued by the International Accounting Standards Board.

5.5.      Opinion of the Fiscal Council regarding the Financial Statements for 2020 Fiscal Year. The Fiscal Council has presented its favorable opinion regarding the DFs and the Management Report for the fiscal year ended 2020. The President of the Fiscal Council has also presented the prevision for performance of the deferred income tax for 2020 and the favorable recommendation of the Fiscal Council, which was approved, by unanimous votes, by the present members of the Board of Directors.

Page 2 of 3 Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on February 25, 2021.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 25, 2021

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.           Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes filed of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, February 25, 2021.

Carlos Eduardo de Castro Neves Secretary